                                                                     Exhibit 1.2
                        CHINA MOBILE (HONG KONG) LIMITED

                              [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                       2001 ANNOUNCEMENT OF FINAL RESULTS

-    Turnover reached RMB100.3 billion, up by 54%

-    EBITDA of RMB60.3 billion, up by 61%

-    Sustained high EBITDA margin of 60%

-    Net profit of RMB28.0 billing, up by 55%

-    Total subscribers exceeded 69.64 million, up by 54%


CHAIRMAN'S STATEMENT

Despite the far more moderate pace of growth of the international telecommunications market as a whole during 2001, the Group maintained its strong growth owing to the adoption of appropriate business strategies and the huge momentum of the domestic market in Mainland China. In addition, the Group further consolidated and strengthened its position as the market leader in mobile telecommunications in Mainland China. During the past year, the Company enhanced the progress of its corporate governance, further improved its internal management mechanisms, increased operational efficiency and actively developed new businesses, while continuing to provide quality services. The Group also broadened its financing channels and, in its first ever bond offering in Mainland China, successfully issued RMB (Renminbi) 5 billion of RMB-denominated bonds, marking a successful entry into Mainland China's domestic capital market.

Highly effective management and increased operational efficiency led the Group to further consolidate its market position and achieve good results. In 2001, the Group's subscriber base increased by 24.509 million, to a total of 69.643 million subscribers, representing a market share of approximately 72.4 per cent. Total usage volume reached 161.27 billion minutes. In 2001, total volume of SMS (Short Message Service) exceeded 6 billion messages. Operating revenue reached RMB100.3 billion, representing an increase of 54 per cent. compared to the previous year. Net profit and EBITDA were RMB28.0 billion and RMB60.3 billion, representing an increase of 55 per cent. and 61 per cent. compared to the previous year, respectively. EBITDA margin was 60 per cent. and net profit margin reached 28 per cent. The Group's earnings per share was RMB1.51, representing an increase of 21 per cent. compared to the previous year.

Providing subscribers with superior mobile telecommunications services is a prerequisite for market leadership. In 2001, the Group developed and implemented a number of effective measures to further enhance customer satisfaction. In particular, the Company conducted a survey and analysis of customer satisfaction, in accordance with international standards, and implemented service enhancement programs to address the specific needs identified. As a result, the

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

Group's customer satisfaction was significantly enhanced. At the same time, we also conducted research into market segmentation and customer relationship management in order to further enhance customer relationships, expand service offerings to high-value customers and improve our service and distribution network, thereby highlighting the Group's competitive advantages.

Although the ARPU (Average Revenue Per User Per Month) of the Group's subscribers for 2001 decreased due to the fact that the majority of new subscribers were low-usage customers and given a one-off tariff adjustment, the AEPU (Average Expenses Per User Per Month) also declined significantly, as the new subscribers are relatively low-usage customers, and because the Company has implemented effective cost controls. Therefore, from the perspective of assessing the Company's operational efficiency, the Company's profitability has been improving and the EBITDA margin has also maintained steady growth at a relatively high level.

The wireless data business will be one of the key areas for the Group's future business development. The Group was the first to offer wireless data services on its own Mobile Information Service Center (MISC) platform, which is capable of "single sign-on total network-wide access", and effectively improving customer information management. Since its introduction, the Group's unified mobile data services brand, "Monternet", has received an enthusiastic response from customers and service providers, and its market penetration rate has increased. At present, more than 300 service providers nationwide participate in the Monternet project. On the most recent Chinese New Year's Eve alone, the total SMS usage volume exceeded 100 million messages.

As the industry leader in Mainland China, the Group places heavy emphasis on its internal management mechanisms and enterprise operational efficiency. In 2001, through an examination of the advanced models of world-class companies in relation to the Company's needs, the Group enhanced the performance evaluation systems and management measures relating to the job positions, remuneration and performance of the employees of its thirteen operating subsidiaries. The individual job performance and remuneration of the Company's employees, in particular those of the senior management, are closely linked with the operating results of the Company and the subsidiaries, thereby ensuring more effective implementation of the Company's strategies. While on one hand these measures maximise the enthusiasm and creativity of the employees, on the other, they effectively control the Group's human resources costs, thereby allowing the Group to further capitalise on its human resource cost advantage. At the same time, in addressing the specific needs of the market, we have improved employee development and training, and have sought to optimise our planning and budget management.

Implementing sound corporate governance has always been important to the Group. Since 2001, the Company has taken steps to enhance the functioning of the Board, augment the role of the independent non-executive directors and, following the establishment of the audit committee and remuneration committee, further established the nomination committee. The Company also strengthened its internal controls and internal audit function. All these measures were implemented with the aim of protecting the Company's assets and ensuring the accuracy and reliability of information regarding the Company's financial position. Furthermore, the Company has significantly enhanced transparency and, in particular, has introduced the practice of releasing certain key operating statistics on a quarterly basis and periodically updating the "Frequently Asked Questions" forum on its Internet website. The Company is at the forefront in this regard among "blue chip" companies in Hong Kong.

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

In June 2001, the Group issued RMB5 billion of RMB-denominated bonds in Mainland China. The bond offering not only marked the Company's successful entry into Mainland China's capital markets, but also broadened the Company's financing channels and investors base, thereby enhancing the Company's capital structure and lowering financing costs. The bond offering has also provided valuable experience, which will benefit the Company, should it conduct even larger capital markets transactions in Mainland China hereafter.

The outstanding performance of the Company won popular recognition and acclaim from various sectors. In 2001, the Company received the "Best Managed Company" award from FinanceAsia, ranked top in Business Week's list of "Largest Emerging-Markets Companies", and for the second time received the "Top Value Creator in Asia" award from the professional financial journal, CFO Asia. The Company also ranked number one in CFO Asia's "The Performance 100 Awards" for the third consecutive year. The Company ranked third in terms of revenue in FORTUNE's list of "The China 100", ranked first in the China division of the survey of "Best Corporate Governance", published in 2002 by the respected financial journal The Asset, and ranked first in the "Best Financial Management" in the China division by FinanceAsia.

The Company has always focused on investing in Mainland Chinese telecommunications market opportunities that offer high growth, such as the current acquisition of mobile telecommunications assets, in order to create shareholder value. As a result, although the Company has a substantial cash balance as well as strong and sustained cashflow, the Board does not recommend the payment of a dividend for the 2001 financial year. The Board will review its dividend policy upon the conclusion of the current acquisition project. The Board intends to commence paying appropriate dividends in subsequent financial years on the condition, however, that the Company's business operations, financial and cashflow position, capital expenditures and other related considerations are appropriate. In particular, the Company must be assured that financial resources available at that time will be sufficient to achieve sustained and favourable long-term growth and complete investment or acquisition projects that will create shareholder value.

Looking over the past year, I am pleased with the results but, at the same time, I am compelled by a sense of mission and purpose. Looking ahead, our goal is to further extend our reach to generate even greater returns for our shareholders.

With the global economic slowdown, the development of the telecommunications markets worldwide has also moderated significantly over the past two years. However, Mainland China is still one of the most active countries in terms of global economic development. The relevant government authority has estimated that Mainland China's economy will maintain an annual growth rate of approximately 7 per cent. over the next few years, and that the telecommunications industry in Mainland China will also maintain a relatively rapid growth rate. When compared with more advanced nations and regions of the world, the mobile telecommunications penetration rate in Mainland China is still very low. This implies that the Group still has vast potential for development. In addition, the introduction of CDMA and "Xiaolingtong" services has perceptibly influenced the competitive environment of the Mainland Chinese telecommunications market. In response to these changes, we intend to implement a number of measures based upon tariff charges at their existing level, to respond to the needs of the market and to improve operational efficiency. Targeting the specific needs of customers, these measures, including further market segmentation, brand name re-positioning and the maintenance and consolidation of market share in the high-value customer segment, and the active cultivation of the latent potential high-value subscriber market, are aimed at bolstering the Company's sustained rapid

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

growth. Utilising the Group's advanced mobile networks, its broad and solid customer base and its quality brand name, as well as through the Group's ever improving and expanding service offerings, we firmly believe that the Group will continue to maintain a relatively high growth rate and its position as the market leader.

Following Mainland China's entry into the World Trade Organisation (WTO), the telecommunications industry regulatory environment in Mainland China will become more orderly and transparent. The proposed division and reorganisation of China Telecom has also been confirmed. These changes will enable the Group to become more pro-active in its business operations and to better realise operational flexibility, as well as improvements to its cost controls and operational efficiency. The Company will, on a consistent basis, persist in pursuing business development strategies that will combine organic and external growth. In relation to organic growth, the Company will continue to strengthen its internal management, realise operating synergies, continue research and development and develop new businesses. As for external growth, we will continue to focus on our long-standing strategies of actively identifying acquisition opportunities of quality mobile telecommunications assets in Mainland China. With the vast development potential of the Mainland China mobile telecommunications market, and with the support of our shareholders, I am confident and optimistic about the Company's prospects. On the premise of emphasising customer value, we will strive to maximise our enterprise value and generate greater returns for our shareholders.

I would like to take this opportunity to express my sincere thanks to all shareholders and members of various sectors who have expressed their care and support for the Company. To Mr. Antony Leung Kam Chung, who resigned from his post as a director of the Company last year, I wish to express my gratitude. I would also like to express my warmest welcome to Sir Chris Gent and Dr. Lo Ka Shui as new members of the Board. Finally, on behalf of the Board, I would like to express my deep and sincere thanks to all employees for their hard work over the past year.

                                              CHINA MOBILE (HONG KONG) LIMITED
                                                        WANG XIAOCHU
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Hong Kong, 18 March 2002

GROUP RESULTS

China Mobile (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001.


CONSOLIDATED PROFIT AND LOSS ACCOUNT (NOTE 1)


                                                               YEAR ENDED 31 DECEMBER

                                                                     2001             2000
                                                          Note    RMB million     RMB million
OPERATING REVENUE (TURNOVER)                               2

Usage fees                                                             73,458      46,287

Monthly fees                                                           14,085       9,623

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED



Connection fees                                                           711       2,213

Other operating revenue                                                12,077       6,861
                                                                       ------       -----


                                                                      100,331      64,984
OPERATING EXPENSES

Leased lines                                                            5,005       5,501

Interconnection                                                        13,055       8,329

Depreciation                                                           17,664       9,759

Personnel                                                               5,325       3,991

Other operating expenses                                               18,270      10,578
                                                                       ------      ------

                                                                       59,319      38,158

PROFIT FROM OPERATIONS                                                 41,012      26,826

WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT                       --     (1,525)

OTHER NET INCOME                                                        1,594         915

NON-OPERATING NET EXPENSES                                                (6)         (5)

INTEREST INCOME                                                           857       1,006

FINANCE COSTS                                                         (1,740)       (824)
                                                                      -------       -----

PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                        41,717      26,393

TAXATION                                                   3         (13,703)     (8,366)
                                                                     --------     -------

PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                         28,014      18,027

MINORITY INTEREST                                                           1         --
                                                                     --------     -------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                    28,015      18,027

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED


TRANSFER TO PRC STATUTORY RESERVES                                    (5,033)     (6,916)
                                                                      -------     -------

RETAINED PROFITS FOR THE YEAR                                          22,982      11,111
                                                                       ======      ======
EARNINGS PER SHARE

Basic                                                      4(a)       RMB1.51     RMB1.25
                                                                      =======     =======

Diluted                                                    4(b)       RMB1.51     RMB1.25
                                                                      =======     =======

CONSOLIDATED BALANCE SHEET

                                                               AS AT 31 DECEMBER
                                                              2001          2000

                                                           RMB million   RMB million

NON-CURRENT ASSETS

Fixed assets                                                105,208       87,465

Construction in progress                                     19,981       13,527

Interest in associates                                           16           46

Investment securities                                            77           61

Deferred tax assets                                           1,476        3,046

Deferred expenses                                               180          164
                                                           --------     --------
                                                            126,938      104,309

CURRENT ASSETS

Inventories                                                   1,029          828

Amount due from ultimate holding company                        503          557

Accounts receivable                                           5,728        7,252

Other receivables                                             1,189        2,297

Prepayments and other current assets                          1,571        1,289

Deposits with banks                                          14,970       12,204

Cash and cash equivalents                                    21,821       27,702
                                                           --------     --------
                                                             46,811       52,129

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

CURRENT LIABILITIES

Bank loans and other interest-bearing borrowings              4,531       10,471

Bills payable                                                 1,458        1,005

Current instalments of obligations under finance leases         908        1,624

Amount due to immediate holding company                          --        4,136

Amount due to ultimate holding company                          241          678

Accounts payable                                             11,317       11,581

Accrued expenses and other payables                          10,840        8,408

Taxation                                                      6,003        6,735
                                                           --------     --------

                                                             35,298       44,638

NET CURRENT ASSETS                                           11,513        7,491

TOTAL ASSETS LESS CURRENT LIABILITIES                       138,451      111,800

NON-CURRENT LIABILITIES

Bank loans and other interest-bearing borrowings            (21,591)     (23,134)

Obligations under finance leases, excluding current
instalments                                                    (812)      (1,235)

Deferred revenue                                             (4,237)      (3,654)
                                                           --------     --------

                                                            (26,640)     (28,023)

MINORITY INTERESTS                                              (32)         (17)

NET ASSETS                                                  111,779       83,760
                                                           ========     ========

CAPITAL AND RESERVES

Share capital                                                 1,986        1,986

Reserves                                                    109,793       81,774
                                                           --------     --------
                                                            111,779       83,760
                                                           ========     ========

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED


Notes:

1.    BASIS OF PREPARATION

      The Group's audited consolidated results for the year ended 31 December 2001 include the results of the Company, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), China Mobile (Shenzhen) Limited and Aspire Holdings Limited for the year ended 31 December 2001. The Group's audited consolidated results for the year ended 31 December 2000 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended 31 December 2000 and the post-acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from 13 November 2000 to 31 December 2000 and the results of China Mobile (Shenzhen) Limited and Aspire Holdings Limited from the date of their incorporation to 31 December 2000.


2.    TURNOVER

      Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at approximately 3 to 3.33 per cent. of the corresponding revenue.

      Other operating revenue mainly represents charges for wireless data and value-added services, telephone number selection fees, interconnection revenue and roaming-in fees. Roaming-in fees are received from China Mobile Communications Corporation in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

3.    TAXATION

      Taxation in the consolidated profit and loss account represents:


                                                                                         2001        2000

                                                                                    RMB million    RMB million

Provision for PRC enterprise income tax on the estimated taxable profits for
the year                                                                               12,153       8,371

(Over)/under-provision in respect of PRC enterprise income tax for prior year            (20)          12
                                                                                    -----------    -----------

                                                                                       12,133       8,383

Transfer from/(to) deferred tax assets                                                  1,570        (17)
                                                                                    -----------    -----------

                                                                                       13,703       8,366
                                                                                    ===========    ===========


      (i) No provision has been made for Hong Kong profits tax as there was no estimated Hong Kong assessable profits for the years ended 31 December 2001 and 2000.

      (ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15%, respectively.


4.    EARNINGS PER SHARE

      (a)   Basic earnings per share

            The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB28,015,000,000 (2000:
            RMB18,027,000,000) and the weighted average of 18,605,371,320 shares (2000: 14,394,312,587 shares) in issue during the year.

      (b)   Diluted earnings per share

            The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB28,144,000,000 (2000: RMB18,027,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 18,698,023,159 shares (2000: 14,409,503,167 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue. In 2000, since all potential ordinary shares arising from the convertible notes, if converted to ordinary shares, would increase profit attributable to shareholders per share as a result

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED


            of the savings on the interest payable on the convertible notes, the effects of anti-dilutive potential ordinary shares were ignored in calculating diluted earnings per share.


DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE YEAR 2001


1.    STRONG CASH FLOW AND SOUND CAPITAL STRUCTURE

      The Group's continued strong cash flow has benefited from the increase in the Group's revenue and its effective cost management efforts. The Group's free cash flow (cash flow from operating activities after deducting capital expenditures) for 2001 was RMB24,390 million, and its cash flow from operating activities reached as much as RMB63,890 million.

      The Group's debt to capitalisation ratio (capitalisation represents the sum of total debts and shareholders' equity) by the end of 2001 was approximately 20.8 per cent., representing a decrease of 10.1 percentage points from 2000. This reflects the Group's efforts in adopting prudent financial risk management policies and maintaining a sound capital structure, which establishes a solid foundation for the Group's continued organic and external development in the future. At the end of 2001, the total cash balances (including bank deposits) of the Group were RMB36,791 million, of which 82.9 per cent., 13.9 per cent. and 3.2 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively.

      At the end of 2001, short-term and long-term borrowings of the Group totalled RMB29,300 million, representing a decrease of RMB8,169 million from those at the end of 2000. Of the total borrowings, 59.5 per cent. were in RMB (principally RMB-denominated bonds, bank loans and finance leases) and 40.5 per cent. were in US dollars (principally US dollar-denominated fixed rate notes and convertible notes). Approximately
      34.1 per cent. of the borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group in 2001 was approximately 5 per cent., whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 24.5 times and net cash amounted to RMB7,491 million. This reflects the Group's efforts in seeking consistently to adopt prudent financial risk management policies, as well as its solid cash flow and sound repayment capabilities.

      The Group will continue to pursue prudent financial policies, strictly control financial risks, improve financial management procedures, maintain debts at a stable level, continue to enhance its capital structure, endeavour to broaden revenue sources and reduce expenditures, and reinforce and develop favourable economic efficiency, with a view to generating greater returns to our shareholders.


2.    CAPITAL EXPENDITURE

      Capital expenditure of the Group in 2001 was approximately US$5.1 billion. When compared to the original budgeted capital expenditure, the Group achieved a savings of approximately US$400 million mainly as a result of the decline in the cost of telecommunications equipment. Capital expenditure in 2001 was devoted primarily to the construction of GSM networks, transmission facilities and infrastructure buildings. In addition to meeting the planned construction targets, the Group has acquired and constructed additional transmission networks in certain high-traffic areas after carrying out a cost-benefit analysis, in order to bolster the Group's cost competitiveness,

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

      operational flexibility and long-term profitability. Moreover, in accordance with its business development requirements, the Group also acquired and constructed additional infrastructure buildings to take advantage of the flat property market. To accommodate the restructuring and optimisation of business processes and improvements to operational efficiency, the Group also stepped up investments in the construction of the support systems that incorporate information systems.

      The Group has budgeted US$12.4 billion for capital expenditure for 2002 to 2004, after taking into consideration the projection that the Group's future business will continue to grow at a steady rate, the costs savings that can be achieved through focusing upon centralising large scale procurement of telecommunications equipment and the fact that the advantages of the economies of scale attained by the Group's networks are becoming increasingly apparent. The capital expenditure planned for 2002 to 2003 had been reduced by 20 per cent. or US$2.2 billion from originally budgeted amounts. This will help to strengthen the Group's free cash flow. The capital expenditure planned for 2002 to 2004 will be used mainly in the construction of GSM networks, support systems, transmission facilities and infrastructure buildings and the development of new technologies and new businesses. The required funds will be sourced largely from cash generated by the Group's operational activities.

      In relation to the management of investment and construction projects and capital expenditure planning, the Group will continue to optimise the business process for procurement and investment management, focus upon centralising large scale procurement, emphasise market research and model analysis and fully realise operational synergies, so as to effectively manage capital expenditure and ensure investment returns.


3.    PERSONNEL EXPENSES

      The Group had a total of 38,748 employees as of 31 December 2001. Personnel expenses were RMB5,325 million in 2001, accounting for 5.3 per cent. of operating revenue, which was similar to that in 2000. The Group's advantageous personnel cost structure was further optimised, with increased incentives to outstanding employees, which enabled the Group to retain and attract talented staff. The Group also made efforts to effectively control the total personnel expenses and maintain salaries at a reasonable percentage of operating revenue. In order to align the interests of staff with those of shareholders, share options were granted to employees under the Company's share option scheme. Shares options involving 76,773,000 shares were granted during the year 2001. Further details of the share option scheme will be disclosed in the "Directors' Report" and Note 31 of the "Notes to the Accounts" in the 2001 Annual Report.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended 31 December 2001, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)

                        CHINA MOBILE (HONG KONG) LIMITED

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.


PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A results announcement containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended 31 December 2000 or 2001 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2001, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company's website at http://www.chinamobilehk.com.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.


Please also refer to the published version of this announcement in the (SOUTH CHINA MORNING POST)

CHINA MOBILE (HONG KONG) LIMITED - 2001 ANNOUNCEMENT OF FINAL RESULTS
                                                                 (18 March 2002)